News release

In a joint statement, Executive Board and Management Board of Biofrontera AG recommend not to accept the partial acquisition offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft

●	Management Board and Supervisory Board jointly comment on the partial acquisition offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft published on June 21, 2019
●	Management Board and Supervisory Board recommend to the shareholders of Biofrontera AG not to accept the partial acquisition offer
●	The employees of Biofrontera AG also reject the partial acquisition offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft in an own statement

Leverkusen, Germany, July 1, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announces that today, July 1, 2019, the Management Board and the Supervisory Board have published a joint statement on the partial acquisition offer of Deutsche Balaton Biotech AG and DEPLHI Unternehmensberatung Aktiengesellschaft. The Management Board and the Supervisory Board recommend to the shareholders of Biofrontera AG not to accept the partial acquisition offer of Deutsche Balaton Biotech AG and DEPLHI Unternehmensberatung Aktiengesellschaft published on June 21, 2019.

A corresponding statement on the partial acquisition offer pursuant to § 27 WpÜG was published today on Biofrontera AG’s website at http://www.biofrontera.com under the heading “Investors” under “Tender Offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung AG”: https://www.biofrontera.com/en/investors-207/tender-offer-of-deutsche-balaton-biotech-ag-and-delphi-unternehmensberatung-ag.html. The opinion of the employees pursuant to § 27 WpÜG is also published there.

The Management Board and the Supervisory Board assess the targets and intentions communicated by the bidders as negative. In the opinion of Biofrontera AG’s Management Board and Supervisory Board, the requests from Deutsche Balaton AG, also part of the Deutsche Balaton Group, for additions to the Annual General Meeting on July 10, 2019 (“Ergänzungsverlangen”) indicate the goal of filling at least three Supervisory Board mandates with less experienced persons, close to Balaton. Such an accumulation of non-independent persons in a supervisory board would contradict the rules of corporate governance. Furthermore, it is not evident that the persons proposed by the Deutsche Balaton Group possess the necessary expertise and competences to be able to work on the Supervisory Board of a pharmaceutical company. The Management Board and Supervisory Board of Biofrontera AG cannot see that this goal and further intentions are supported by a comprehensible operative strategy in the interest of Biofrontera AG and the majority of its shareholders.

The employees of Biofrontera AG reject the objectives of the bidders on the change of the Management Board and the Supervisory Board in an own statement. A cooperation with companies from the environment of the Deutsche Balaton Group is completely out of the question for a considerable part of the employees. The consequence would be a mass exodus of highly qualified employees, especially in key positions, which would endanger the existence of Biofrontera AG.

-End-

For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805
IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102